

Mail Stop 7010

January 28, 2008

Mr. Cedric W. Burgher
Chief Financial Officer
KBR, Inc.
601 Jefferson Street
Suite 3400
Houston, TX 77002

>   **RE: Form 10-K for the fiscal year ended December 31, 2006**
>   **Forms 10-Q for the periods ended March 31, 2007, June 30, 2007 and**
>   **September 30, 2007**
>   **File No. 1-33146**

Dear Mr. Burgher:

We have reviewed your response and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2007

Prior Comment No. 7, United States Government Contract Work

1. We appreciate your response to our prior comment. We continue to have concerns regarding your proposed changes. In particular, we note that for certain issues you state that "we do not believe that a loss has been incurred and accordingly, no amounts have been accrued." It is unclear from this language whether you are intending to communicate that a loss is not probable and this is why there is no accrual, or whether this language is intending to communicate that a loss is considered remote. In contrast, for example under the Export Controls issue, you state that "at this time it is not reasonably possible to estimate an amount of loss or range of loss that may have been incurred." We also observe that the proposed language concerning the PEMEX counterclaims clearly indicates that a loss is remote.

   If the first type of language is intended to communicate that a loss is not probable and this is why there is no accrual, it is unclear why the second type of language would not also be appropriate, if it is reasonably possible that a loss may be incurred.

   In other words, please readdress each issue and explain to us in clear terms whether it is reasonably possible that a loss may be incurred and the range of such loss, or that such a loss cannot be estimated. Please respond to the Petrobras issue in this same context. Also provide proposed changes to disclosures.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant